sub-item 77C:

The Board of Trustees of Forum Funds (the “Trust”) called a special meeting (the “Special Meeting”) of the shareholders of the Lebenthal Lisanti Small Cap Growth Fund (formerly known as the Adams Harkness Small Cap Growth Fund), a series of the Trust, to approve a new Investment Advisory Agreement for the Fund (the “New Agreement”) between the Trust and Lebenthal Lisanti Capital Growth, LLC (“Lebenthal Lisanti”). The Special Meeting was held on June 1, 2015.

As reported at the Special Meeting, 320,990.099 shares of the outstanding 1,254,541.566 shares were voted, accounting for 25.58% of the Fund’s issued and outstanding shares as of the record date of April 6, 2015. As the requisite quorum was not met for taking action on the proposal to approve the New Agreement, the Special Meeting was adjourned in accordance with the Trust’s Trust Instrument and applicable law until June 15, 2015, and then again to June 29, 2015, to permit further solicitation of proxies.